UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Electric Last Mile Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28489L104

(CUSIP Number)

Jason Luo

AJ Capital Investment, LLC
Luo Pan Investment II, LLC

1055 W. Square Lake Road

Troy, Michigan 48098
(888) 825-9111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 28489L104
1	NAME OF REPORTING PERSONS AJ Capital Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,868,416
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,868,416
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,868,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 124,027,012 shares of common stock, par value $0.0001 (the “Common Stock”), of Electric Last Mile Solutions, Inc. (the “Issuer”) outstanding as of June 25, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2021 (the “8-K”).

CUSIP No. 28489L104
1	NAME OF REPORTING PERSONS Luo Pan Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,423,458
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,423,458
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,423,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 124,027,012 shares of Common Stock of the Issuer outstanding as of June 25, 2021, as reported by the Issuer in the 8-K.

CUSIP No. 28489L104
1	NAME OF REPORTING PERSONS Jason Luo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 59,291,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,291,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,291,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 124,027,012 shares of Common Stock of the Issuer outstanding as of June 25, 2021, as reported by the Issuer in the 8-K.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Electric Last Mile Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1055 W. Square Lake Road, Troy, Michigan 48098.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	AJ Capital Investment, LLC (“AJ Capital”) is a Delaware limited liability company with a principal place of business located at 1209 E. Cumberland Ave., Unit 1004, Tampa, Florida 33602-4258. The principal business of AJ Capital is serving as a holding company. Mr. Luo is the sole member of AJ Capital and has sole dispositive and investment power with respect to the shares of Common Stock held by AJ Capital.

(2)	Luo Pan Investment II, LLC (“Luo Pan”) is a Florida limited liability company with a principal place of business located at 1209 E. Cumberland Ave., Unit 1004, Tampa, Florida 33602-4258. The principal business of Luo Pan is serving as a holding company. Mr. Luo is the co-manager of Luo Pan and has sole dispositive and investment power with respect to the shares of Common Stock held by Luo Pan.

(3)	The address of the business office of Jason Luo is 1055 W. Square Lake Road, Troy, Michigan 48098. Mr. Luo, an individual, is the Executive Chairman and President of the Issuer, the sole member of AJ Capital and the co-manager of Luo Pan. Jason Luo is a citizen of the United States.

During the last five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 10, 2020, Forum Merger III Corporation, a Delaware corporation (“Forum”), ELMS Merger Corp., a Delaware corporation and wholly owned subsidiary of Forum (“Merger Sub”), Electric Last Mile, Inc., a Delaware corporation (“ELM”), and Mr. Luo, in his capacity as stockholder representative, entered into an agreement and plan of merger (as amended by Amendment No. 1, dated as of May 7, 2021, the “Merger Agreement”) which, among other things, provided for Merger Sub to merge with and into ELM, with ELM as the surviving corporation, and a wholly-owned subsidiary of Forum (the “Business Combination”).

On June 25, 2021, the parties to the Merger Agreement consummated the Business Combination in accordance with the Merger Agreement (the “Closing”). All references to “Forum” refer to the Issuer before the Closing.

Immediately prior to the Closing, Mr. Luo, through AJ Capital and Luo Pan, was the majority stockholder of ELM and held 51,919 and 20,000 shares of ELM, respectively. In the Business Combination, shares of ELM were converted into the right to receive the Stock Merger Consideration (as defined in the Merger Agreement). At the Closing, Mr. Luo’s shares of ELM held through AJ Capital and Luo Pan were converted into 42,868,416 and 16,423,458 shares of Common Stock, respectively.

Pursuant to the Merger Agreement, Mr. Luo, through AJ Capital and Luo Pan, has the right to receive up to an additional 2,902,725 shares and 1,118,250 shares of Common Stock, respectively, out of shares of Common Stock held in escrow and payable after the Closing (i) upon satisfaction of certain earnout conditions based on the trading price of the Company’s common stock during the 36-month period after the Closing (the “Earnout Shares”) and (ii) shares of common stock to secure any downward post-closing merger consideration adjustment (the “Adjustment Escrow Stock”). The determination of whether or not any or all of the Earnout Shares and Adjustment Escrow Stock will be released has not been made as of the date of the filing of this Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the Closing. Mr. Luo is the Executive Chairman, the President and a director of the Issuer.

As a director of the Issuer, Mr. Luo may participate in discussions regarding every aspect of the Issuer’s governance, management and operations, whether with management, other members of the Issuer’s board of directors, investors, advisers and other persons. As Executive Chairman and President of the Issuer, Mr. Luo has general supervision, direction and control of the business and officers of the Issuer.

Subject to the Amended and Restated Registration Rights Agreement described in Item 6 and the Issuer’s Insider Trading Policy, Mr. Luo may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances and reflecting his overall investment posture. Other than as described above and elsewhere in this Schedule 13D, Mr. Luo does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Mr. Luo may change his purpose or formulate plans or proposals with respect thereto at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)

1.	As of the date hereof, (i) AJ Capital beneficially owned directly 42,868,416 shares of Common Stock, representing 34.6% of the Issuer’s Common Stock, and (ii) Luo Pan beneficially owned directly 16,423,458 shares of Common Stock, representing 13.2% of the Issuer’s Common Stock, together representing 47.8% of the Issuer’s Common Stock.

2.	As of the date hereof, Jason Luo beneficially owns 59,291,874 shares of Common Stock, representing 47.8% of the Issuer’s Common Stock outstanding and held directly by AJ Capital or Luo Pan in the manner specified in paragraph (1) above. Jason Luo has sole voting and dispositive power with respect to the shares of Common Stock held by AJ Capital and Luo Pan.

(c) Except as described in Item 3, during the past 60 days Mr. Luo has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Amended and Restated Registration Rights Agreement

On June 25, 2021, AJ Capital, Luo Pan, the Issuer and certain other parties entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Rights Agreement”). Pursuant to the terms of the Amended and Restated Registration Rights Agreement, among other things, the Issuer is obligated to file, not later than 30 days after the Closing, a registration statement covering the shares of Common Stock issued or issuable pursuant to the Merger Agreement to the parties to the Amended and Restated Registration Rights Agreement. In addition, pursuant to the Amended and Registration Rights Agreement, Jason Luo agreed not to transfer any of the shares of Common Stock issued to the Reporting Persons pursuant to the Merger Agreement until 12 months after the Closing and 50% of such shares until 24 months after the Closing.

Merger Agreement

As referenced in Item 3 above, pursuant to the terms of the Merger Agreement, Mr. Luo, through AJ Capital and Luo Pan, has the right to receive up to an additional 2,902,725 shares and 1,118,250 shares of Common Stock, respectively, out of the Earnout Shares and the Adjustment Escrow Stock. The disclosure related to the Earnout Shares and Adjustment Escrow Stock in Item 3 above is incorporated herein by reference.

Escrow Agreement

On June 25, 2021, Jason Luo, in his capacity as the initial stockholder representative, along with the Issuer and Continental Stock Transfer & Trust Company, as escrow agent, entered into the escrow agreement (the “Escrow Agreement”) for the purpose of holding and distributing in accordance with the Merger Agreement, the Earnout Shares and the Adjustment Escrow Stock.

The foregoing descriptions of the Amended and Restated Registration Rights Agreement, Merger Agreement and Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is an exhibit to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1	Agreement and Plan of Merger, dated as of December 10, 2020, by and among Forum Merger III Corporation, ELMS Merger Corp., Electric Last Mile, Inc. and Jason Luo, in the capacity as the initial stockholder representative thereto (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-39457), filed by the Issuer with the SEC on December 11, 2020).
10.2	First Amendment to the Agreement and Plan of Merger, dated as of May 7, 2021, by and among Forum Merger III Corporation, ELMS Merger Corp., Electric Last Mile, Inc. and Jason Luo (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-39457), filed by the Issuer with the SEC on May 7, 2021).
10.3	Escrow Agreement, dated June 25, 2021, by and among Forum Merger III Corporation, Jason Luo, in the capacity as the initial stockholder representative, Forum Investors III LLC, and Continental Stock Transfer & Trust Company, as escrow agent (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-39457), filed by the Issuer with the SEC on June 30, 2021).
10.4	Amended and Restated Registration Rights Agreement, dated June 25, 2021, by and among Forum Merger III Corporation and the parties listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form 8-A/A (File No. 001-39457), filed by the Issuer with the SEC on June 25, 2021).
11.1*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021

AJ CAPITAL INVESTMENT, LLC

/s/ Jason Luo
Name:	Jason Luo
Title:	Member

LUO PAN INVESTMENT II, LLC

/s/ Jason Luo
Name:	Jason Luo
Title:	Manager

/s/ Jason Luo
Name: Jason Luo